TO,

BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Symbol: INFY (NYSE)

September 6, 2021

Dear Sir/Madam,

<u>Sub: Buyback Committee to consider closure of the Buyback (as defined hereinafter)</u>

This is in furtherance of (i) our letter dated April 14, 2021 disclosing the outcome of the meeting of the board of directors of the Company ("**Board**"), held on the same day, that approved, amongst other things, the buyback by the Company of its equity shares of face value of ₹ 5 each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**") ("**Buyback**"); and (ii) our letter dated June 23, 2021 regarding submission of the public announcement dated June 22, 2021 ("**Public Announcement**") in relation to the Buyback.

In this regard, we would like to inform you that the Buyback Committee of the Company will, on September 8, 2021, consider proposals, including but not to limited to, the closure of the Buyback, pursuant to the terms of the Public Announcement, in view of the fact that the Company has utilized 99.9999996% of the Maximum Buyback Size (excluding transaction costs). Further, the outcome of these considerations will be duly disseminated to the stock exchanges in accordance with the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.09.06 21:34:49 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com